ARTICLES OF AMENDMENT FOR
              INTERNATIONAL AUTOMATED SYSTEMS, INC.



                                I
                       NAME OF CORPORATION

The name of the corporation for which the articles of amendment are being filed is International Automated Systems, Inc. (also the "Corporation"). These articles of amendment are filed pursuant to the Utah Code, Revised Business Corporation Act,
Section 16-10a-1006.


                                II
                            AMENDMENTS

At the Meeting of Shareholders the following amendments to the Corporation's Articles of Incorporation were duly adopted:

     Article III, section (e) shall read as follows:

               (e) to purchase, take, receive or
          otherwise acquire, hold, own pledge, transfer or otherwise dispose of its own shares of capital stock; provided, however, that said purchase of its own shares, whether direct or indirect, shall be me made only to the extent of unreserved and un restricted earned surplus available therefor, and only with the affirmative vote of the holders of at least
          (a majority of all of the shares entitled to vote thereon).


     Article V, section 4 shall read as follows:

               At all elections of the directors,
          cumulative voting shall no  longer be
          allowed. The holders of the Common Stock of the corporation, and , unless otherwise provided in these Articles of Incorporation or in any resolution adopted by the Board of Directors pursuant to authority contained in these Articles of Incorporation, the holders of any other class of stock issued or to be issued by the corporation and entitled to vote at a meeting of stockholders, shall be entitled to one vote for each share of stock held by them. The entire Board of Directors or any individual director may be removed from office without assignment of cause by vote of the holders of a majority of the outstanding shares of stock then entitled to vote at an election of directors.




     Article IX, sections 1 and 2 shall read as follows:

                            ARTICLE IX

               1.   Effective as of the initial annual
          meeting of stockholders, there shall be at least three (3) directors of the corporation, notwithstanding any other provision of these Articles of Incorporation or Bylaws.

               2.   The directors, except those herein
          before named as initial directors and those chosen to fill a vacancy for an unexpired term, must be elected by the stockholders at the regular annual stockholders meeting, or if not held, at any special meeting of the stockholders called for that purpose.
          Notwithstanding any other provision of these Articles of Incorporation or of the Bylaws, any director or directors, including the entire Board of Directors, may be removed at any time, without cause and by the affirmative vote of at least a majority of the issued and outstanding stock of the corporation that is entitled to vote for the election of directors and no qualification for the office of director that may be provided for in the Articles of Incorporation or the Bylaws shall apply to director in office at the time such qualification was adopted or to any successor appointed by the remaining directors to fill the unexpired portion of the terms of such director.

     Article X shall read as follows:

                            ARTICLE X

               The Corporation reserves the right to
          amend, alter, change or repeal any provisions contained in the Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Nevertheless, and in addition to any other provision of these Articles of Incorporation, the Bylaws or statues, the affirmative vote of fifty-one per cent of the issued and outstanding capital stock of the corporation that is entitled to vote for the deletion of language in or any amendment to Articles of Incorporation or to the Bylaws (unless such amendment to the Bylaws is approved by the Board of Directors in accordance with the Bylaws) that would restrict or limit the power or authority of the Board of Directors or any other officer or agent of the corporation; that would vest any powers of the corporation in any other officer or agent other than the Board of Directors or officers and agents appointed by or under the authority of the Board of Directors; that would require the approval of any stockholders in order for the Board of Directors or any officer or agent to take any action; or that would change the quorum requirement for any meeting of the Board of Directors, the vote by which it must act in connection with any matter, the manner of calling or conducting meetings of the Board of Directors, or the place of such meetings.

     Article XII, Section 1 shall read as follows:

               Section 1.     The affirmative vote of
          the holders of not less than fifty-one per cent of the outstanding shares of capital stock of the corporation entitled to vote shall be required for the approval or authorization of any "Business Combination"
          (as hereinafter defined) involving a "Related
          Person" (as hereinafter defined);


     Article XII, Section 6 shall read as follows:

               Section 6.     Notwithstanding any other
          provisions of these Articles of Incorporation or the Bylaws of the corporation, the affirmative vote of the holders of not less than fifty-one per cent of the outstanding shares of capital stock shall be required to amend, alter, change or repeal or adopt any provisions inconsistent with this Article
          XII.


                               III

        DATE OF ADOPTION AND RESULTS OF SHAREHOLDER VOTING

The amendments in Paragraph II were adopted at the Meeting of Shareholders held on or about October 25, 1990, a quorum of the shares being represented at the meeting. On that date 5,716,100 shares of common stock of the Corporation were issued and outstanding and were entitled to vote. At the meeting, approximately 5,516,100 shares were present and voting. The resolutions approving the Amendments to the Articles of Incorporation had the following vote: approximately 5,516,100 shares for, no shares against and no shares abstaining.

     DATED this _____ day of December, 1995.

INTERNATIONAL AUTOMATED SYSTEMS, INC.




s/
Neldon Johnson, President

s/
Ina Johnson, Secretary





STATE OF UTAH       )
                    ) ss.
COUNTY OF UTAH      )

The undersigned, a Notary Public, hereby certifies that on the 12th day of December 1995, personally appeared before me Neldon Johnson and Ina Johnson who are known to be the president and secretary, respectively, International Automated Systems, Inc., and that they signed this document as officers with full authority to execute this document and that the statements contained here are true. As witness, I have set my hand and seal this 12th day of December 1995.



                              s/ Lana K. Evans


                              NOTARY PUBLIC

                              Residing at:  Am Fork

My Commission Expires:                   Notary Seal of Lana K. Evans
6-10-99